# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Callaway Golf Company, CIK 0000837465
CUSIP: 131193104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2180 Rutherford Rd, Carlsbad, California (CA), 92008
Date of event which requires filing of this statement: 01/26/2026
Filed by CIK 0001849690
Persons authorized to receive notices and communications: Sarah N. Conde, c/o Providence Equity Partners L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island (RI), 02903, 617-553-7310

## Reporting persons
- PEP TG INVESTMENTS LP (CIK 0001849588): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,305,290; sole dispositive power 0; shared dispositive power 11,305,290; aggregate amount beneficially owned 11,305,290 (6.1% of the class)
  Comment: Rows 8, 10 and 11: For all cover pages of this Amendment No. 3, see Item 5 of this Amendment No. 3.
  
  The ownership percentage set forth herein for PEP TG Investments LP is calculated based on a total of 184,013,701 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Callaway Golf Company (the "Issuer") deemed issued and outstanding, which includes (i) 183,883,637 shares of Common Stock outstanding as of October 29, 2025, as set forth in the Issuer's Form 10-Q for the quarterly period ended September 30, 2025 filed with the Securities and Exchange Commission (the "SEC") on November 6, 2025 (the "2025 Q3 10-Q"), and (ii) 130,064 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined in Item 3).
- PEP TG Investments GP LLC (CIK 0001849690): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,305,290; sole dispositive power 0; shared dispositive power 11,305,290; aggregate amount beneficially owned 11,305,290 (6.1% of the class)
  Comment: Rows 8, 10 and 11: For all cover pages of this Amendment No. 3, see Item 5 of this Amendment No. 3.
  
  The ownership percentage set forth herein for PEP TG Investments GP LLC is calculated based on a total of 184,013,701 shares of Common Stock the Issuer deemed issued and outstanding, which includes (i) 183,883,637 shares of Common Stock outstanding as of October 29, 2025, as set forth in the Issuer's Q3 2025 10-Q, and (ii) 130,064 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined in Item 3).
- Michael Dominguez (CIK 0001320307): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,305,290; sole dispositive power 0; shared dispositive power 11,305,290; aggregate amount beneficially owned 11,305,290 (6.1% of the class)
  Comment: Rows 8, 10 and 11: For all cover pages of this Amendment No. 3, see Item 5 of this Amendment No. 3.
  
  The ownership percentage set forth herein for Michael Dominguez is calculated based on a total of 184,013,701 shares of Common Stock the Issuer deemed issued and outstanding, which includes (i) 183,883,637 shares of Common Stock outstanding as of October 29, 2025, as set forth in the Issuer's Q3 2025 10-Q, and (ii) 130,064 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined in Item 3).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Callaway Golf Company
Address of issuer's principal executive offices: 2180 Rutherford Rd, Carlsbad, California (CA), 92008
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on March 8, 2021 (as amended by Amendment No. 1 to Schedule 13D filed on September 22, 2021 ("Amendment No. 1") and as amended by Amendment No. 2 to Schedule 13D filed on November 17, 2021 ("Amendment No. 2"), the "Schedule 13D"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The purpose of this Amendment No. 3 is to reflect that on January 26, 2026, PEP TG Investments LP, sold 10,000,000 shares of Common Stock at $14.70 per share pursuant to Rule 144 in a standard broker-dealer transaction (the "Rule 144 Sale").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the beneficial ownership, with respect to each Reporting Person, disclosed on this Statement includes shares of Common Stock that are issuable upon exercise of the Warrant. The applicable ownership percentages are calculated, with respect to each Reporting Person, as a percentage of the sum of (i) 183,883,637 shares of Common Stock outstanding as of October 29, 2025, as set forth in the 10-Q filed with the Securities and Exchange Commission on November 6, 2025, and (ii) 130,064 shares of Common Stock subject to the Warrant (such sum, the "Outstanding Common Stock").]

Following the Rule 144 Sale:

o PEP TG Investments LP directly holds 11,305,290 shares of Common Stock or approximately 6.1% of the Outstanding Common Stock;

o PEP TG Investments GP LLC is the sole general partner of PEP TG Investments LP. PEP TG Investments GP LLC may be deemed to beneficially own 11,305,290 shares of Common Stock or 6.1% of the Outstanding Common Stock by virtue of its position as sole general partner of PEP TG Investments LP; and

o Michael Dominguez is the sole member of PEP TG Investments GP LLC. Michael Dominguez may be deemed to beneficially own 11,305,290 shares of Common Stock or 6.1% of the Outstanding Common Stock by virtue of his position as the sole member of PEP TG Investments GP LLC.

PEP TG Investments GP LLC disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement should not be construed as an admission that PEP TG Investments GP LLC is, for the purpose of Schedule 13D or 13G of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Michael Dominguez disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement should not be construed as an admission that Michael Dominguez is, for the purpose of Schedule 13D or 13G of the Exchange Act, the beneficial owner of any securities covered by this Statement.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(a) of this Amendment No. 3 is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except for the Rule 144 Sale described above, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 5(a).
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Inapplicable

## Signatures
- PEP TG INVESTMENTS LP: By: PEP TG Investments GP LLC its General Partner, /s/ Michael Dominguez, Michael Dominguez, Authorized Signatory (01/28/2026)
- PEP TG Investments GP LLC: /s/ Michael Dominguez, Michael Dominguez, Authorized Signatory (01/28/2026)
- Michael Dominguez: /s/ Michael Dominguez, Michael Dominguez (01/28/2026)